Exhibit 12.1

DUPONT FABROS TECHNOLOGY, INC.

AND THE PREDECESSOR, SAFARI VENTURES LLC

Computation of Ratio of Earnigs to Combined Fixed Charges

(Unaudited)

(Amounts in thousands, except ratios)

	The Company				Predecessor
	Nine months ended September 30, 2010	For the year ended December 31, 2009	For the year ended December 31, 2008	For the period from October 24, 2007 to December 31, 2007	For the period from January 1, 2007 to October 24, 2007	For the year ended December 31, 2006	For the year ended December 31, 2005
Earnings:
Net income (loss)	$30,705	$2,886	$36,160	$(186,548)	$(1,619)	$(505)	$(608)
Add: Fixed charges	51,693	41,455	28,199	4,393	16,902	8,910	106
Less: Capitalized interest	(20,354)	(7,021)	(15,448)	(2,842)	(1,027)	(2,630)	(62)

Total earnings (loss)	$62,044	$37,320	$48,911	$(184,997)	$14,256	$5,775	$(564)

Fixed charges and preferred stock dividends:
Interest expense	$28,040	$25,462	$10,852	$1,301	$13,480	$5,715	$44
Capitalized interest	19,407	5,691	13,150	2,567	970	2,253	43
Amortization of deferred financing costs	3,205	8,854	1,782	230	2,395	565	—
Capitalization of amortization of deferred financing costs	947	1,330	2,298	275	57	377	19
Interest factor in rents	94	118	117	20	—	—	—
Preferred stock dividend requirements	—	—	—	—	—	—	—

Combined fixed charges and preferred stock dividends	$51,693	$41,455	$28,199	$4,393	$16,902	$8,910	$106

Ratio of earnings (loss) to combined fixed charges	1.20	0.90	1.73	(42.11)	0.84	0.65	(5.32)